SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

ESS Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

269151106

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269151106	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,314,458
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,314,458
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at May 10, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

CUSIP No. 269151106	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,365,358[2]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,015,445[3]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,365,358[2]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,015,445[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,365,358[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%[1]
14	TYPE OF REPORTING PERSON* IA

———————

1

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at May 10, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

2

Because Riley Investment Management LLC has sole investment and voting power over 1,314,458 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 50,900 shares of Common Stock held by Bryant Riley and his spouse as an investment advisory client of Riley Investment Management LLC, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

CUSIP No. 269151106	13D	Page 4

3

Riley Investment Management LLC has shared voting and dispositive power over 1,015,445 shares of Common Stock held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 269151106	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,365,358[2]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,015,445[3]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,365,358[2]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,015,445[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,365,358[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%[1]
14	TYPE OF REPORTING PERSON* IN

———————

1

Based on 35,531,323 shares of common stock of ESS Technology, Inc. (the “Issuer”) outstanding at May 10, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,314,458 shares of Common Stock

CUSIP No. 269151106	13D	Page 6

held by Riley Investment Partners Master Fund, L.P.  50,900 shares of Common Stock held by Bryant Riley and his spouse as an investment advisory client of Riley Investment Management LLC.

Riley Investment Management LLC has shared voting and dispositive power over 1,015,445  shares of Common Stock owned by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 269151106	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 as previously filed is amended to add the following information:

On June 4, 2007, RIM sent a letter to the Issuer's Board of Directors.  In the letter, RIM expressed its concerns on the undervaluation of the Issuer's shares and its views regarding the best course for the Issuer to maximize shareholder value.  RIM expressed that it believes that the Issuer should shut down existing operations, sell investment and real estate assets, and return all proceeds to shareholders.  RIM estimated that doing so would yield approximately $2.70 per share.  RIM expressed concern that the Company may be planning on pursuing additional acquisitions, and that this would negatively affect shareholder value.  RIM also stated that it would like representation on the Issuer's Board of Directors.  Additionally, RIM suggested that the Issuer's compensation committee should scrutinize the Chairman's compensation, which RIM believes is too generous given the performance of the Issuer and the fact that the Chairman no longer works for the Issuer.  The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is amended to add the following information:

Since the Reporting Persons’ last filing, the following transactions in Common Stock have been effected:

	Trans Code	Quantity	Price	Trade Date
Master
	BY	29,303	1.3	5/30/2007
	BY	30,750	1.35	5/31/2007
	BY	9,285	1.33	6/1/2007

	Trans Code	Quantity	Price	Trade Date
Investment Advisory Clients

	BY	2,138	1.3	5/30/2007
	BY	2,244	1.35	5/31/2007
	BY	710	1.33	6/1/2007

	Trans Code	Quantity	Price	Trade Date
Bryant Riley

	BY	1,197	1.35	5/31/2007

Item 7.

Material to be filed as Exhibits

Exhibit A Letter to Issuer’s Board of Directors of Issuer, dated June 4, 2007

CUSIP No. 269151106	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810      Los Angeles, CA 90025

Phone (310) 966-1445  Fax (310) 966-1096

June 4, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Board of Directors

ESS Technology, Inc.

48401 Fremont Blvd

Fremont, CA 94538

cc:  Corporate Secretary

Gentlemen:

Riley Investment Management LLC and its investment advisory clients beneficially own 6.7% of the shares of ESS Technology (“ESST”).  As a large shareholder we are writing to share some thoughts that we have about the strategic direction of ESST and the responsibility of the Board of Directors to maximize shareholder value.  We believe ESST currently is being significantly undervalued by the market, based on what we believe is the fair value of Company’s underlying assets.  Much of the discount likely can be explained by investors’ concern over continued spending by a company that we believe has little or no prospect of turning a profit in the foreseeable future.  As such, we believe the best course of action would be to shut down existing operations, sell investment and real estate assets, and return all proceeds to shareholders.   We have considerable doubts that the current Board will be able to do so in a timely manner and therefore would like to enter into immediate discussions regarding Board representation.

The Company has lost money for eleven consecutive quarters, with approximately $110 million in cumulative net losses over that span (excluding goodwill charges, one-time items, and the gain on sale of assets during 1Q07), and the Company is expected to lose money for the remainder of 2007.  The Company’s balance of cash and short-term investments fell from $165 million at the end of 2003 to below $50 million at March 31, 2007, with net repurchases of stock accounting for only about $3.5 million of that drop.

We believe management faces an uphill battle in restoring profitability at ESST.  The Company must deal with a continued declining outlook for its core DVD chip products and faces intense competition from much larger players like MediaTek, LSI, Zoran, ST Microelectronics, and Analog Devices.  Moreover, it is our view that to compete with these players, a company must be lean and efficient, characteristics ESST does not exhibit.  As you know, the cost of being public these days is exorbitant.  We are concerned that instead of recognizing this and reviewing all alternatives to cut costs (replacing PWC and its $1.6 million annual audit costs seems the simplest), the Company continues to run as if it is a private enterprise with no accountability for costs.  Consider the following:

•

While long-term investors have seen the shares decline by over 90%, total compensation for the Chairman, CEO and CFO for the years 2003-2006 was approximately $6.6 million in addition to more than 1.8 million options issued but not expensed between 2003-2005.

•

When the Company finally shed itself of the money losing Blu-Ray assets that have been punitive to shareholder value, the Company rewarded a $1.25 million bonus representing more than 10% of the total purchase price to employee Chorng-Yeong Chu and bought him a $4,760 wristwatch.

•

In 2006, when shares declined from $3.54 to $0.96, representing over $85 million in lost market capitalization, CFO Jim Boyd was awarded a $150,000 bonus for his “accomplishments” during 2006 related to the performance of the Company’s internal controls and his work supporting the ongoing restructuring.

Other fiscally smaller issues, such as the $31,500 and $13,980 wristwatches given to Fred Chan and Robert Blair respectively in 2004, give us doubt whether there is any realization by management and the Board that the Company is owned by the shareholders and leave us to wonder what other expenses the Company is incurring that demonstrate a lack of understanding as to their role.

These actions are bad enough.  However, they pale in comparison to your compensation policy to your Chairman Fred Chan described below and your option exchange in 2004, which we consider to be lapses in ethical judgment.  When shareholders saw the stock price decline over approximately 80% in 2003-2004, the Board rewarded their owners by instituting an option exchange program that had the effect of repricing all employees’ options (over 3.7 million shares) from the mid-teens to $4.12.  Although we have seen swaps in which non-executive employees exchange a number of options that are out of the money for one option at market, this one-for-one exchange—which included over 900,000 shares for the CEO, CFO and Chairman—is as onerous as we have ever seen.

We had a recent discussion with your CFO that was particularly disconcerting.  We believe, based on our conversations with Mr. Boyd, that the Company is planning to make an acquisition.  In our conversation, we expressed to Mr. Boyd that the cash and real estate on the Company’s balance sheet belongs to the shareholders, and the shareholders should be able to invest the sale proceeds.  Mr. Boyd said that the shareholders may think that they can invest the dollars better than the Board but the Board thinks otherwise.  We reminded Mr. Boyd of the Company’s recent acquisition failures and emphasized that our view that the Company’s bloated operating model and willingness to dilute shareholders greatly stacked the odds against success.

The Company’s last two acquisitions have been unmitigated disasters that resulted in over $41 million in goodwill write-offs and extensive losses.

•

Divio, acquired for $27.1 million in August 2003, had generated $4.5 million in revenue and lost $8.4 million in EBITDA over the preceding twelve month period at the time of the acquisition.  Divio was intended to contribute key technology for recordable DVD products, with growth expected in that area.  However, recordable products represented only 1% of ESST’s declining overall revenue during 2006, down from 3% in 2004 and 2% in 2005.

•

Pictos Technologies, acquired for $27 million in June 2003, had generated $5.3 million in revenue and lost $18.8 million in EBITDA over the preceding twelve-month period at the time of acquisition.  ESST intended to use Pictos’ imaging technologies to penetrate the camera phone business.  However, by the end of 2006, ESS announced that it would exit the imaging sensor chip business and did not expect any revenue from this segment in 2007.

These acquisitions are partially responsible for the deterioration in ESST’s financial performance over the past five fiscal years, and no further acquisitions should be pursued.  Below is a summary of the Company’s operating results:

Operating Results ($MM)	2002	2003	2004	2005	2006
Revenue	273.4	195.3	257.3	181.9	100.5
Gross Profit	97.0	62.6	37.9	12.6	3.0
Gross Margin	35.5%	32.1%	14.7%	6.9%	3.0%
EBITDA	41.9	4.5	(30.4)	(46.0)	(50.4)
Net Income	37.3	25.3	(35.6)	(99.6)	(44.1)
CF from Operations	64.7	56.1	(31.1)	(24.9)	(48.2)

As you can see from the table above, revenue fell 63%, despite more than $50 million being spent on acquisitions, and gross margin fell from 35.5% to 3.0% between 2002 and 2006.

Given our analysis, we believe the Company should discontinue its investment in the business, sell its investment and real estate assets, and distribute cash to shareholders.  We believe this would yield a value of approximately $2.70 per share, or more than double the current trading price.

Our estimate is based on the value of the underlying assets of the Company:

•

$48.5 million of cash and short-term investments reported as of March 31, 2007.

•

$2 million of additional proceeds for the HD/Blu-Ray technology, which the Company is scheduled to receive from SIS during the current quarter.  We believe we are being conservative since we are not including the final $2 million due from SIS for the HD/Blu-Ray assets.  That amount will sit in an escrow account until August 2008 before being transferred to ESST, and a portion may be used to fund any claims by SIS that may arise up until then.

•

$25 million for the Company’s Fremont headquarters.  Based on recent comparable real estate transactions in the vicinity of ESST’s headquarters, we believe the Company’s Fremont headquarters is worth $25 - $30 million (a value of $22 - $34 million was suggested on the 4Q06 conference call; also we note that ESST currently uses considerably less than half of its owned office space and has failed to lease-out the unused portion).

•

$10 million for the Company’s equity investment in HeJian Technology.  We feel this is conservative, given that the investment has a cost basis of $10 million and may be sold for considerably more if HeJian manages to complete an IPO or is sold to a strategic acquirer within the next year, which we believe is a strong possibility.

•

$10 million for ESST’s Silan royalty agreement.  ESST has an agreement to receive royalty income from Hangzhou Silan Microelectronics (“Silan”) of up to $20 million over 6½ years, with approximately $3.75 million expected in the first year beginning in 2007.  Assuming ESST can realize $3.75 million for only the first three years (which we believe is conservative, to reflect some of the uncertainty of realizing royalties over the entire period) the present value of the contract is worth roughly $10 million.

In total, we estimate the value of these assets to be approximately $95 million, or about $2.70 per share using the 35.5 million share count reported as of March 31, 2007.  Below is a summary of our estimate.

ESST Fair Value Estimate	Total ($MM)	Per Share
Cash + ST Investments at 3/31/07	48.5
Additional Cash from HD, BluRay Assets	2.0
Current Estimated Cash	50.5	1.42
Real Estate (186,000 sq ft, 12 acres)	25.0	0.70
HeJian Technology Investment	10.0	0.28
Royalty Income (present value of Silan)	10.0	0.28
Total	95.5	2.69
Estimated Quarterly Cash Burn	(3.0)	(0.08)

We believe our estimate is conservative because it gives no value for a potential sale of, or royalty income from, image sensor technology or other intellectual property.  Moreover, our estimate does not take into account the value of working capital, which we believe would yield a positive amount in a liquidation scenario.

As mentioned earlier, we also believe the compensation committee should take a hard look at Fred Chan’s role in the Company.  As Chairman of the Board of Directors, his role should be to represent the interests of all ESST shareholders.  However, as Chairman Mr. Chan has watched ESST’s financial position and operating performance continue to deteriorate over the past few years, while collecting compensation of over $3.4 million, including $680,000 in 2006, since he retired in September 1999.  Below is a summary of Mr. Chan’s compensation since he retired:

Fred Chan's Annual Compensation

	2000	2001	2002	2003	2004	2005	2006		Total
Salary	248,000	248,000	213,830	328,000	328,000	328,000	328,000		2,021,830
Bonus		260,000		672,000	102,500	948			1,035,448
Other	655	966	1,032	64	31,772		355,928	*	390,417
Total	248,655	508,966	214,862	1,000,064	462,272	328,948	683,928		3,447,695

———————

*

Represents the cost of stock options recognized by ESST in 2006, which were granted to Mr. Chan in prior years

We do not begrudge a founder who has devoted his career to a business from selling stock.  We do think it is worth recognizing the timing of Mr. Chan’s sales.  In January, 2002 Mr. Chan sold over $45 million of stock in a secondary offering priced at $19.38.  By October of the same year the shares had decreased to less than $5 per share and the Company was the subject of multiple shareholder lawsuits following a lowered forecast given by the Company.  Over the course of the next year the shares steadily rallied and by October of 2003, in an enthusiastic conference call with investors, your CEO declared the business to be “hitting on all cylinders.”  Mr. Chan took the opportunity in November 2003 (shortly after the Divio and Pictos acquisitions), to sell 1.2 million shares at an average price of $16.19.  By the end of June 2004, ESST shares had fallen to $10.71; and by the end of 2004, 2005 and 2006, shares traded at $7.11, $3.43, and below $1 respectively.  Quite frankly, we are astonished that despite these timely sales and having retired as CEO, Mr. Chan has continued to take the compensation cited above and participated in the onerous exchange offering.

We welcome your comments, as we think it is important to begin a meaningful dialogue as to the most effective way to enhance shareholder value.  We look forward to discussing this further with you shortly.

Sincerely,

Bryant Riley, Managing Member

RILEY INVESTMENT MANAGEMENT LLC